UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2026

Yang Tingjun
Chief Executive Officer
3 E Network Technology Group Ltd.
No.118 Connaught Road West , 3003-2
Hong Kong

Re: 3 E Network Technology Group Ltd.
Registration Statement on Form F-1
Filed June 3, 2026
File No. 333-296465

Dear Yang Tingjun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 or Meg Graham at (202) 551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology